SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐       No       ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By: /s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer
Date: June 25, 2010

FEMSA Files 2009 SEC Annual Report

Monterrey, Mexico, June 25, 2010 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX) filed its annual report on Form 20-F with the U.S. Securities and Exchange Commission today for the fiscal year ended December 31, 2009.

The report is available on FEMSA’s investor relations website at http://ir.femsa.com/sec.cfm. Shareholders may receive a hard copy of the report, which includes FEMSA’s audited financial statements, free of charge through the contact below.

Contact:
investor@femsa.com.mx
(52) 818-328-6167

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FEMSA is a leading consumer company in Latin America. It controls Coca-Cola FEMSA, the largest Coca-Cola bottler in the region, and Oxxo, the largest and fastest growing convenience store chain in Mexico with over 7,400 stores. FEMSA is also a significant investor in Heineken, a leading global brewer.